

July 26, 2021

Pei Xu
Chief Financial Officer
Zhongchao Inc.
Nanxi Creative Center, Suite 218
841 Yan'an Middle Road
Jing'An District, Shanghai, China 200040

> **Re: Zhongchao Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 30, 2021**
> **File No. 001-39229**

Dear Ms. Xu:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

Item 15. Controls and Procedures
Internal Control Over Financial Reporting, page 124

1. We note you have not included management's report assessing internal control over financial reporting and that you are relying on the transition period established by the rules of the SEC. We note you filed your first Form 20-F for the fiscal year ended December 31, 2019 on May 8, 2020, and this Form 20-F, for the fiscal year ended December 30, 2020, is your second annual report. Please explain why you have not provided management's report on internal controls. Reference is made to Item 15 of Form 20-F, specifically the instructions to Item 15.1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services